UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2018

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2018

Highlights

•	Golar LNG Limited ("Golar" or "the Company") reports net income of $36.3 million for the second quarter of 2018 ("2Q").

•
EBITDA[1] for the quarter was $98.9 million, including $94.7 million of unrealized Brent oil linked mark-to-market derivative income related to the FLNG Hilli Episeyo contract and $10.0 million of costs in connection with the dissolution of OneLNG S.A. ("OneLNG").

•	Golar Power Limited's ("Golar Power") affiliate, CELSE, closed a $1.34 billion financing facility for the Sergipe project.

•	The Company entered into an agreement and exchanged Heads of Terms with BP for delivery of a Tortue project FLNG vessel.

•	Received an interim payment of $10.0 million from former charterers of the FSRU Golar Tundra.

•	The shipping fleet records Time Charter Equivalent[1] ("TCE") earnings of $19,600 per day.

•	FLNG Hilli Episeyo commenced operations. Acceptance certificate signed by charterers Perenco and SNH on June 2, effective May 31.

•	Closed FLNG Hilli Episeyo post-acceptance $960 million lease financing, an increase of $320 million from the pre-delivery financing.

•	Dividend payment for 2Q increased from $0.05 to $0.125 per share reflecting commencement of Hilli Episeyo contract, reduced overall capital commitments, and stronger financial position.

Subsequent Events

•	Completed the sale of initial equity interest in Golar Hilli LLC to Golar LNG Partners LP ("Golar Partners" or the "Partnership").

•	FLNG Hilli Episeyo achieved 100% commercial uptime following acceptance. Offload of 6th cargo expected shortly.

•	Strong improvement in shipping market. Expected, 3Q 2018 TCE[1] to at least double 2Q TCE[1].

1. Refer to section "Non-GAAP measures" for definition.

Financial Review

Business Performance

	2018
	Apr-Jun			Jan-Mar
(in thousands of $)	Vessel and other operations	FLNG	Total	Total
Total operating revenues	40,797	18,577	59,374	66,190
Vessel operating expenses	(16,940)	(3,556)	(20,496)	(18,415)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(16,030)	(453)	(16,483)	(24,521)
Administrative expenses[2]	(13,257)	(99)	(13,356)	(10,736)
Project development expenses[2]	(1,145)	(6,798)	(7,943)	(3,280)
Realized and unrealized gain on FLNG derivative instrument	—	97,748	97,748	13,600
Other operating gains (losses)	10,000	(9,982)	18	—
EBITDA[1]	3,425	95,437	98,862	22,838
Depreciation and amortization	(16,366)	(4,091)	(20,457)	(16,409)
Operating (loss) income	(12,941)	91,346	78,405	6,429
2. With effect from the quarter ended June 30, 2018, we presented a new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods.

Golar reports today 2Q 2018 operating income of $78.4 million compared to $6.4 million in 1Q 2018 ("1Q").

Total operating revenues net of voyage, charterhire and commission expenses increased from $41.7 million in 1Q to $42.9 million in 2Q. Of the 2Q total, $24.8 million is derived from vessel and other operations and $18.1 million is from FLNG operations.

Revenues from vessel operations net of voyage, charterhire and commission expenses, decreased by $16.9 million to $24.8 million in 2Q. The significant reduction was expected and was the result of a seasonal softening in shipping market activity. Fleet utilization fell from 77% in 1Q to 62% in 2Q. Rates also dropped during the quarter. Collectively this resulted in a $16,400 reduction in daily TCE1 earnings, from $36,000 in 1Q to $19,600 in 2Q.

FLNG Hilli Episeyo was accepted with effect from May 31 and earnings under the contract commenced at this point. Included in the $18.6 million revenue is $17.5 million of base tolling fees (equivalent to a daily rate of approximately $560,000) and $1.1 million amortization of the deferred pre-acceptance amounts recognized.

Total vessel operating expenses increased by $2.1 million to $20.5 million in 2Q. FLNG operating costs for Hilli Episeyo's first month in operation amounted to $3.6 million, which is in line with expectations. Operating costs for the rest of the fleet dropped by $1.5 million to $16.9 million in 2Q, with first quarter costs having been inflated by the cost of moving Gandria from layup to Keppel Shipyard.

At $13.4 million for the quarter, total administrative expenses were $2.6 million higher than 1Q. The increase relates to increased salaries and benefits and share option expenses.

Project development expenses include costs associated with the pursuit of specific potential projects and contracts. These costs were formerly included as part of administrative expenses. Project development expenses increased from $3.3 million in 1Q to $7.9 million in 2Q. FLNG project development expenses of $6.8 million are predominantly represented by Front End Engineering and Design ("FEED") expenses together with legal and professional fees incurred in respect of the FLNG conversion project for the BP-Kosmos Tortue project. Most of the $1.1 million vessel and other operations related project costs are recharged to affiliates Golar Power and Golar Partners.

The Brent-linked component of Hilli Episeyo's invoiced fees generates additional annual operating cash flows of approximately $3 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Monthly billing of this component is based on a three month look-back at average Brent Crude prices. This hire component for June amounted to $3.0 million and was paid in July. The fair value of the derivative asset (i.e. the value at June 30 of the potential future cash flow from the oil linked hire component) increased by $94.7 million during the quarter, with a corresponding unrealized gain of the same amount. The fair value increase was driven by changes in market expectations of future oil prices. Together with the realized movement of $3.0 million, this results in a $97.7 million realized and unrealized gain on the FLNG derivative instrument.

Other operating gains and losses includes an other operating gain of $10.0 million. This relates to a cash recovery during the quarter following ongoing proceedings in respect of a former contract for the Golar Tundra. Golar continues to pursue its rights under this contract. Offsetting this are FLNG related costs of $10.0 million in connection with the dissolution of OneLNG.

Depreciation and amortization increased by $4.0 million to $20.5 million in 2Q. Having commenced commercial service, the Hilli Episeyo became a depreciating asset. Depreciation in relation to the rest of the fleet was in line with the prior quarter.

Net Income (Loss) Summary

	2018	2018
(in thousands of $)	Apr-Jun	Jan-Mar
Operating income	78,405	6,429
Interest income	2,100	1,944
Interest expense	(24,014)	(13,998)
Other financial items, net	1,831	(1,237)
Income taxes	(490)	6
Equity in net earnings (losses) of affiliates	(4,674)	(1,541)
Net income attributable to non-controlling interests	(16,839)	(12,605)
Net income (loss) attributable to Golar LNG Limited	36,319	(21,002)

In 2Q, the Company generated net income of $36.3 million. In addition to the increase in Operating Income, other items contributing to the $57.3 million increase in 2Q are summarized as follows:

•
Interest expense increased by $10.0 million to $24.0 million mainly due to the interest on borrowing costs in respect of Hilli Episeyo no longer being capitalizable after acceptance, a general increase in LIBOR rates and an increase in the amortization of debt related expenses.

1. Refer to section "Non-GAAP measures" for definition.

•
Other financial items reported a 2Q gain of $1.8 million. This includes mark-to-market valuations on the Total Return Swap ("TRS"), interest rate swaps ("IRS") and the Golar Partners Earn-Out Units derivative.

•	The $4.7 million 2Q equity in net losses of affiliates is primarily comprised of the following:

•	a $8.0 million loss in respect of Golar’s 50% share in Golar Power;

•	a $0.5 million loss in respect of Golar’s 51% share in OneLNG; and

•	income of $3.8 million in respect of Golar's stake in Golar Partners. Cash distributions received from the Partnership are in line with prior quarters.

Commercial Review

LNG Shipping

Golar achieved a TCE1 of $19,600 per day in 2Q compared to $36,000 per day in 1Q and $14,600 per day in 2Q 2017. A reduction in rates from 1Q was anticipated and is the result of a seasonal softening in activity and utilization and a corresponding reduction in rates. The market reached its seasonal trough in early May, with around 30 available vessels in the spot market before strengthening as a result of increasing LNG prices driven by strong demand from China and Korea. As of today, JKM and European gas prices are up 84% and 61%, respectively, year-on-year. Charterers seeking winter coverage have also entered the market and interest in multi-month and multi-year charters is picking up.

New production continues to deliver. Projects with a nameplate capacity of 72mtpa, equivalent to approximately 23% of current LNG production, are expected to commence operations over the next 24 months. New production will come from the start-up of new facilities and new trains at existing facilities, including Yamal, Ichthys, Prelude, Corpus Christi, Sabine Pass, Cameron and Freeport. This is expected to require in excess of 100 vessels for transportation. Over the same time horizon, 66 vessels are scheduled to deliver. Leading brokers currently estimate that the market will be under supplied by 40 vessels in 2020.

During June, Dynagas left the Cool Pool as a result of prior long-term charter commitments for their ships. Golar and GasLog will continue to operate the pool, which is currently marketing 15 TFDE carriers for fixtures with durations of up to one year. The Company also continues to investigate options to restructure its shipping business to capture more upside for shareholders from the forthcoming recovery.

Golar Partners (affiliate)

The Partnership’s 2Q results improved as expected, predominantly due to a full quarter's scheduled hire in respect of the FSRU Golar Igloo. Albeit from a low base, distribution coverage improved as a result, from 0.32 in 1Q to 0.56 in 2Q. Further improvement is expected following the acquisition of the initial interest in Hilli Episeyo on July 12 and as a result of the improving shipping market. Golar and the Partnership have also resumed discussions with respect to the potential dropdown of additional common units in Golar Hilli LLC.

Indicative of the recovering shipping market, the Golar Maria has secured a 10-month charter that commences in August and will contribute additional distributable cash through to 2Q 2019.

The Golar Freeze, which has been nominated to service the 15-year Atlantic FSRU opportunity, entered Dubai Dry Docks for her scheduled drydock and requisite modifications. The Atlantic FSRU contract is expected to commence around year end.

1. Refer to section "Non-GAAP measures" for definition.

FLNG

By late April, stable levels of production were being achieved on board Hilli Episeyo. A commissioning cargo was subsequently offloaded. Official acceptance testing commenced thereafter and completed on May 31. The acceptance certificate was signed shortly afterwards on June 2. All four trains have been commissioned and tested to at or above nameplate capacity and the vessel has been operating with 100% commercial availability. The vessel is currently on schedule to export its 6th cargo.

Vessel acceptance was also a key trigger for the final drawdown against the $960 million CSSCL sale and leaseback facility and closing of the previously agreed dropdown to Golar Partners. Final drawdown against the sale and leaseback facility was completed on June 20. Golar and affiliates of Keppel Shipyard Limited and Black and Veatch closed the sale of 50% of the common units in Golar Hilli LLC to the Partnership with effect from July 12. After this transaction, net of non-controlling interests, Golar will be entitled to 44.6% of cash flows from the initially contracted toll fee under the liquefaction tolling agreement, 89.1% of the Brent-linked cash flows and 86.9% of any future cash flows from the vessel's expansion capacity.

During April, Golar entered into a Preliminary Agreement and exchanged Heads of Terms with BP for a FLNG vessel similar to the Hilli Episeyo to service the BP-operated Greater Tortue/Ahmeyim project. Executed on April 19, the Heads of Terms represents a commitment between Golar and BP to translate key commercial terms into a full commercial agreement and to proceed with FEED work for the provision of a FLNG vessel to service the project offshore Mauritania and Senegal. Draft commercial, construction and financing agreements as well as FEED work are being progressed at pace in order to meet the required timetable for a potential Final Investment Decision ("FID"). BP has communicated to their shareholders that they expect to take FID on the project before the end of 2018 and that production is targeted to commence before the end of 2021.

The dissolution of OneLNG commenced in early July and the project pipeline of FLNG opportunities has now been handed over to Golar. A number of high potential opportunities are being pursued with Hilli Episeyo's proof of concept adding momentum to these discussions.

Golar Power (50/50 Golar/Stonepeak Infrastructure Partners downstream joint venture)

On April 19, CELSE, the 50% Golar Power owned project company responsible for delivering the Sergipe I power project, executed a US$1.34 billion non-recourse project finance facility. Excluding the FSRU facility, proceeds will fund remaining interest costs and capital expenditures for the project. Equity contributions from CELSE’s controlling partners, including Golar Power, have also been fully paid in. Assuming no dispatch under the Power Purchase Agreements, forecast annual EBITDA1 from the power project (of which Golar is entitled to a 25% interest which will be reported as "equity in net earnings of affiliates" in the consolidated statements of income) including inflation uplifts to date is BRL 1.16 billion, equivalent to approximately US$306 million at a USD/BRL rate of 3.8. Payments under the executed PPA are inflation indexed over the 25-year term and provide for pass-through of fuel costs when the power plant is called upon to dispatch. Around 94% of the project finance facility is also BRL denominated. This reduces net debt to $1.21 billion at the same USD/BRL rate, thus creating a natural hedge for currency movements.

The project, 66% complete by the end of July, is on schedule to commence operations on January 1, 2020. In excess of 2,000 workers are currently on site which is operating 24/7. Prefabricated GE modules, including generators and boilers, are being installed, transmission lines and pylons are being erected and the pipeline connecting the power station to the FSRU mooring is currently being laid.

1. Refer to section "Non-GAAP measures" for definition.

Additional to the forecast annual EBITDA1 from the power project, the FSRU is expected to generate annual US CPI adjusted EBITDA1 of approximately US$41.0 million (of which Golar is entitled to a 50% interest which will be reported as "equity in net earnings of affiliates" in the consolidated statements of income). A financing commitment for the FSRU Nanook, due to deliver from the yard shortly, has been received and documentation is in its final stages. Net of the final FSRU delivery installment, the facility is expected to release approximately $70 million of cash to Golar Power.

The FSRU Nanook will, when it commences operations in 2019, represent the only entry point for LNG into Brazil outside Petrobras. Access to significant spare FSRU capacity could facilitate the supply of gas directly into the Brazilian grid as well as support a distribution hub for small scale distribution of LNG. The Company sees a number of very attractive opportunities to substitute expensive fuel based energy demand with cheaper and more environmentally friendly LNG solutions. The initial focus will be to target diesel to LNG conversions in the trucking industry as well as tailor-made LNG logistics solutions for the large mining and industrial market. Based on existing infrastructure in Sergipe, Golar Power is also well placed to participate in future Brazilian power auctions, with a clear competitive edge given that capital expenditure linked to the FSRU and grid connection has been substantially covered by the first phase of the project.

Financing Review

Golar and its affiliates, Golar Power and Golar Partners, currently have no unfunded capital commitments, given the financing commitment recently received for the FSRU Nanook.

Golar’s total cash position as at June 30 was $651.4 million, of which $375.1 million was unrestricted. This is after having drawn the post-acceptance $960 million lease financing facility provided by CSSCL and having repaid the $640 million construction financing facility.

During 3Q 2018, approximately $130 million is expected to be paid to settle the final Hilli Episeyo capital commitments as well as amounts due to non-controlling (10.89%) shareholders Keppel and Black and Veatch as a result of the June 20 debt draw down and subsequent drop down of 50% of the common units of Golar Hilli LLC to Golar Partners on July 12. Of the $175 million restricted cash securing the Hilli Episeyo Letter of Credit, approximately $129 million is expected to be released to free cash1 between 2019 and 2021.

During July, amendments to the existing margin loan facility, secured by units in Golar Partners, were agreed. Although most of the existing terms remain substantially unchanged, the facility will no longer amortize. As of June 30, this facility amounted to $98 million. Subject to the satisfaction of certain covenants, no further principal repayments will be required ahead of loan maturity in March 2020. The value of the secured position as of August 22 was $322 million.

Included within the $868.7 million current portion of long-term debt is $836.9 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with 8 sale and leaseback financed vessels, including the Hilli Episeyo. Of the balance associated with VIE financings, one facility amounting to $143.5 million is due for refinancing by the end of 2018. Discussions with the bank regarding an extension have been initiated.

Corporate and Other Matters

As at June 30, 2018, there were 101.1 million shares outstanding, including 3.0 million TRS shares that had an average price of $44.13 per share. The TRS was marked to market as of June 30, 2018 when the closing price was $29.46 per share. There were also 4.1 million outstanding stock options in issue.

1. Refer to section "Non-GAAP measures" for definition.

Golar’s Annual General Meeting is scheduled for September 26, 2018 in Bermuda. The record date for voting was August 1, 2018.

Reflecting the commencement of the Hilli Episeyo contract, reduced overall capital commitments, and a stronger financial position, the Board has increased the dividend payment from $0.05 for 1Q 2018 to $0.125 per share for 2Q 2018.

Outlook

Golar is now an integrated energy company delivering LNG upstream, midstream and downstream solutions.

Evidence shows that gas is cheaper to produce than oil and that it also delivers significant environmental benefits relative to traditional fuel products. The Company's target is to maximize profitability by offering integrated LNG logistical solutions that not only improve the environment but also deliver significant energy savings to our customers and profits to Golar's shareholders. As part of this strategy, Golar will also focus on securing access to low cost stranded gas reserves that can be monetized via the cost effective FLNG and FSRU solutions it has developed.

The secular growth thesis for LNG is real. LNG's share of total gas trade is forecast to grow from 33% to ~ 40% in 2023, with emerging Asian markets accounting for half of LNG imports in 2023. Chinese demand alone is up around 50% year-to-date. The LNG commodity market is now expected to balance in 2022, with a supply demand gap reaching ~ 50mtpa by 2025. Much of this will likely be provided by new US export projects, however significant investment in quick delivering infrastructure is also needed. Golar is well placed to deliver this.

Increasing production, rising ton miles and a structural shortage of ships will support sustained improvements in the shipping market. The escalation of rates noted in late May and June ahead of the summer cooling season will be reflected in 3Q 2018 earnings. Charterers keen to lock in rates before they go higher continue to approach the market for multi-month and multi-year charters ahead of what is expected to be a strong winter market. Similar dynamics to those that played out in 2H 2010 are being repeated today. Based on current supply-demand dynamics, Golar expects to generate solid free cash flow from the shipping fleet over the coming 2-3 years.

Hilli Episeyo's successful start-up and acceptance is a transformative event that substantially de-risks the Golar investment case. It also introduces Cameroon as a LNG exporting nation. Representing the culmination of over 20 million man hours, few, if any LNG liquefaction projects have delivered within budget, as quickly and as close to their originally intended start-up date.

The binding Heads of Terms with BP to service the Tortue field offshore Mauritania and Senegal is a significant step both for the Company and this project. Assuming FID, Tortue should be delivering new LNG in 2021/2. Golar continues to pursue other FLNG projects capable of delivering LNG at around the same time and is actively pursuing several investment opportunities alone and with partners, including the economically attractive Fortuna project. An industry wide reluctance to accept new solutions including FLNG, excess levels of bureaucracy, and difficulty securing competitive construction and exit financing represent hurdles for many of these projects. The successful start-up of Hilli Episeyo is expected to lower some of these hurdles. Golar is also in the process of evaluating alternative shipyards that offer more attractive payment terms and long-term financing packages.

A prolonged period of investment of close to $4 billion in LNG carriers, FSRUs, Hilli Episeyo and the Sergipe project is now in the final stages. Strong improvements in the shipping market and the commencement of long-term contracts for Hilli Episeyo and soon, Sergipe, are starting to generate significant cash flow. The opportunity to contract Hilli Episeyo trains 3 and 4 represents further potential upside without the need for additional capital expenditure. Similarly, optionality exists to utilize the spare capacity at the Sergipe terminal. Based on the current strength of the LNG market, monetization of both opportunities should be a realistic target for the next 2 years.

Based on existing contracts, the Golar Board looks forward to sustained improvements in earnings and cashflows in the years to come. Results in 3Q 2018 will be positively influenced by a full quarter's operations of Hilli Episeyo and a shipping market that will deliver a materially better result relative to 2Q. Supported by these solid fundamentals, a fully financed balance sheet and a self-funding Golar Power, the Board has decided to increase the quarterly dividend from $0.05 to $0.125. Further dividend growth should be expected as the shipping market improves and cash flows from long-term contracts in Golar Power commence.

Non-GAAP measures

EBITDA: EBITDA is a non-GAAP measure. EBITDA is defined as operating income before interest, tax, depreciation and amortization. EBITDA is a non-GAAP financial measure. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We have presented EBITDA as we believe it provides useful information to investors because it is a basis upon which we measure our operations and efficiency. EBITDA is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to net income (loss) or other financial measures presented in accordance with U.S. GAAP.

Free cash: Free cash is defined as "cash and cash equivalents" as presented on the consolidated balance sheets.

TCE: The average TCE rate of our fleet is a measure of the average daily revenue performance of a vessel. TCE is calculated only in relation to our vessel operations. For time charters, TCE is calculated by dividing total operating revenues (including revenue from the Cool Pool but excluding vessel and other management fees and liquefaction services revenue), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. Refer to our most recent quarterly earnings release on our investor relations section on our website (www.golar.com) for a reconciliation to the most directly comparable financial measure under US GAAP.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, vessel values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	changes in our ability to close the sale of additional equity interests in Golar Hilli LLC on a timely basis or at all;

•
our inability to meet our obligations under the Heads of Terms agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project, prior to FID, which will result in extensive termination fees;

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners or our joint venture, Golar Power;

•	changes in our relationship with Golar Partners or Golar Power;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs and FLNGs, particularly through our innovative FLNG strategy and our joint ventures;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

August 23, 2018
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Limited +44 207 063 7900
Iain Ross - Chief Executive Officer
Graham Robjohns - Chief Financial Officer and Deputy Chief Executive Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2018	2018	2018	2017
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

Time and voyage charter revenues	30,800	45,633	76,433	32,284
Time charter revenues - collaborative arrangement	4,871	14,482	19,353	11,739
Liquefaction services revenue	18,577	—	18,577	—
Vessel and other management fees	5,126	6,075	11,201	9,495
Total operating revenues	59,374	66,190	125,564	53,518

Vessel operating expenses	20,496	18,415	38,911	25,043
Voyage, charterhire and commission expenses	5,316	4,791	10,107	15,965
Voyage, charterhire and commission expenses - collaborative arrangement	11,167	19,730	30,897	12,772
Administrative expenses (1)	13,356	10,736	24,092	18,269
Project development expenses (1)	7,943	3,280	11,223	4,277
Depreciation and amortization	20,457	16,409	36,866	42,552
Total operating expenses	78,735	73,361	152,096	118,878

Other operating income
Realized and unrealized gain on FLNG derivative instrument (2)	97,748	13,600	111,348	—
Other operating gains and losses	18	—	18	—
Operating income (loss)	78,405	6,429	84,834	(65,360)

Other non-operating income
Other	—	—	—	206
Total other non-operating income	—	—	—	206

Financial income (expense)
Interest income	2,100	1,944	4,044	2,912
Interest expense	(24,014)	(13,998)	(38,012)	(39,710)
Other financial items, net	1,831	(1,237)	594	(7,928)
Net financial expense	(20,083)	(13,291)	(33,374)	(44,726)

Income (loss) before income taxes, equity in net losses of affiliates and non-controlling interests	58,322	(6,862)	51,460	(109,880)
Income taxes	(490)	6	(484)	(647)
Equity in net earnings (losses) of affiliates	(4,674)	(1,541)	(6,215)	(13,193)

Net income (loss)	53,158	(8,397)	44,761	(123,720)
Net income attributable to non-controlling interests	(16,839)	(12,605)	(29,444)	(15,931)

Net income (loss) attributable to Golar LNG Limited	36,319	(21,002)	15,317	(139,651)

(1) With effect from the quarter ended June 30, 2018, we presented a new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods.
(2) This includes (i) the mark-to-market movement of $94.7 million (March 31, 2018: $13.6 million) on the oil embedded derivative and (ii) $3.0 million (March 31, 2018: $nil) being the invoiced income in relation to the Hilli Episeyo Liquefaction Tolling Agreement.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2018	2018	2018	2017
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

Net income (loss)	53,158	(8,397)	44,761	(123,720)

Other comprehensive (loss) income:
Net (loss) gain on qualifying cash flow hedging instruments	—	(5,038)	(5,038)	1,632
Net loss on foreign currency translation	(19,099)	—	(19,099)	—
Other comprehensive (loss) income	(19,099)	(5,038)	(24,137)	1,632
Comprehensive income (loss)	34,059	(13,435)	20,624	(122,088)

Comprehensive income (loss) attributable to:

Stockholders of Golar LNG Limited	17,220	(26,040)	(8,820)	(138,019)
Non-controlling interests	16,839	12,605	29,444	15,931
Comprehensive income (loss)	34,059	(13,435)	20,624	(122,088)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2018	2017
(in thousands of $)	Jun-30	Dec-31
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	375,067	214,862
Restricted cash and short-term deposits (1)	276,289	222,265
Other current assets	51,860	28,435
Amounts due from related parties	10,912	7,898
Total current assets	714,128	473,460
Non-current assets
Restricted cash	176,029	175,550
Investments in affiliates	708,664	703,225
Asset under development (2)	—	1,177,489
Vessels and equipment, net (2)	3,342,677	2,077,059
Other non-current assets	251,476	157,504
Total assets	5,192,974	4,764,287

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	868,725	1,384,933
Amounts due to related parties	17,074	8,734
Other current liabilities	273,353	238,607
Total current liabilities	1,159,152	1,632,274
Non-current liabilities
Long-term debt (1)	1,855,960	1,025,914
Amounts due to related parties	177,247	177,247
Other long-term liabilities	157,920	132,548
Total liabilities	3,350,279	2,967,983

Equity
Stockholders' equity	1,703,561	1,715,316
Non-controlling interests	139,134	80,988

Total liabilities and stockholders' equity	5,192,974	4,764,287

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.
(2) Upon acceptance of the Hilli Episeyo under the Liquefaction Tolling Agreement with Perenco Cameroon S.A and Société Nationale des Hydrocarbures, we reclassified the carrying value of the vessel from "Asset under development" to "Vessels and equipment, net".

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2018	2018	2018	2017
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

OPERATING ACTIVITIES
Net income (loss)	53,158	(8,397)	44,761	(123,720)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	20,457	16,409	36,866	42,552
Amortization of deferred charges and debt guarantees	3,200	1,835	5,035	(667)
Equity in net earnings (losses) of affiliates	4,674	1,541	6,215	13,194
Dividends received (1)	3,814	4,305	8,119	22,281
Net foreign exchange losses	46	572	618	1,121
Compensation cost related to stock options	3,415	1,952	5,367	3,875
Change in assets and liabilities:
Trade accounts receivable	(8,378)	(4,502)	(12,880)	(1,989)
Inventories	1,761	(1,796)	(35)	447
Other current and non-current assets	(81,626)	(23,430)	(105,056)	714
Amounts due to related companies	(893)	6,580	5,687	(23,992)
Trade accounts payable	(106)	(5,029)	(5,135)	(2,319)
Accrued expenses	17,304	(2,296)	15,008	15,934
Other current and non-current liabilities	272	43,492	43,764	18,439
Net cash provided by (used in) operating activities	17,098	31,236	48,334	(34,130)

INVESTING ACTIVITIES
Additions to vessels and equipment	(1,478)	(323)	(1,801)	(1,093)
Additions to asset under development	(26,866)	(89,849)	(116,715)	(133,696)
Additions to investments in affiliates	(18,845)	(43,399)	(62,244)	(57,147)
Dividends received (1)	9,330	9,005	18,335	3,374
Net cash used in investing activities	(37,859)	(124,566)	(162,425)	(188,562)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	1,061,000	115,000	1,176,000	778,431
Repayments of short-term and long-term debt	(808,244)	(66,012)	(874,256)	(371,268)
Payment for capped call in connection with bond issuance	—	—	—	(31,194)
Cash effect of consolidating Hilli Lessor VIE (2)	36,532	—	36,532	—
Cash dividends paid	(4,873)	(5,033)	(9,906)	(10,334)
Proceeds from exercise of share options	747	436	1,183	—
Financing costs paid	(590)	(164)	(754)	(1,564)
Net cash provided by financing activities	284,572	44,227	328,799	364,071
Net increase (decrease) in cash, cash equivalents and restricted cash (3)	263,811	(49,103)	214,708	141,379
Cash, cash equivalents and restricted cash at beginning of period (3)	563,574	612,677	612,677	640,218
Cash, cash equivalents and restricted cash at end of period (3)	827,385	563,574	827,385	781,597

(1) Following the adoption of the amendments to ASC 230, we have made an accounting policy election to classify distributions received from equity method investees using the "cumulative earnings approach" and, as a result, certain of the dividends received have been reclassified, where required, as cash inflows from investing activities for all periods presented.
(2) In June 2018, we sold the Hilli to a China State Shipbuilding Corporation ("CSSC") entity and subsequently leased back the vessel on a bareboat charter for a term. Subsequent to the transaction, we have assessed that this is a Variable Interest Entity ("VIE") and we are the primary beneficiary of the VIE. Accordingly, under US GAAP, we are required to consolidate the VIE in our consolidated financial statements. The balance relates to the cash reserves in the VIE on the date that we are required to consolidate the VIE.
(3) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for all prior periods presented.

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(139,651)	(139,651)	15,931	(123,720)
Dividends	—	—	—	—	—	(9,868)	(9,868)	—	(9,868)
Grant of share options	—	—	4,915	—	—	—	4,915	—	4,915
Other comprehensive income	—	—	—	—	1,632	—	1,632	—	1,632
Issuance of convertible bonds	—	—	39,861	—	—	—	39,861	—	39,861

Balance at June 30, 2017	101,081	(20,483)	1,533,332	200,000	(7,910)	(45,869)	1,760,151	62,495	1,822,646

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net income	—	—	—	—	—	15,317	15,317	29,444	44,761
Dividends	—	—	—	—	—	(9,906)	(9,906)	—	(9,906)
Exercise of share options	120	—	1,063	—	—	—	1,183	—	1,183
Grant of share options	—	—	7,214	—	—	—	7,214	—	7,214
Forfeiture of share options	—	—	(1,426)	—	—	—	(1,426)	—	(1,426)
Effect of consolidating Hilli Lessor VIE (2)	—	—	—	—	—	—	—	28,702	28,702
Other comprehensive loss	—	—	—	—	(24,137)	—	(24,137)	—	(24,137)

Balance at June 30, 2018	101,239	(20,483)	1,545,042	200,000	(31,906)	(90,331)	1,703,561	139,134	1,842,695

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.
(2) This refers to the equity and reserves of the Hilli LessorVIE on the date that we commenced consolidating the entity.

Golar LNG Limited

APPENDIX A

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	June 30, 2018	December 31, 2017

Restricted cash and short-term deposits	185,673	130,063

Current portion of long-term debt and short-term debt, net of deferred finance charges	836,882	833,664
Long-term debt, net of deferred finance charges	1,113,674	252,691

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q2 2018 earnings release and the filing of our Q2 2018 quarterly report on Form 6-K, in the event the consolidated lessor VIEs enter into binding long-term refinancing agreements, the classification of debt between current and non-current may change.